UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☑ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer
Amphitrite Digital, Inc.

Legal status of Issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       United States Virgin Islands

       Date of Incorporation
       April 1, 2022

Physical Address of Issuer
6501 Red Hook Plaza, 201-465, St. Thomas, VI 00802,United States

Website of issuer
https://amphitritedigital.com/

Current Number of Employees

37

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$4,904,395	$1,681,162
Cash and Cash Equivalents	$134,868	$1,027
Accounts Receivable	$11,537	$17,468
Short-term Debt	$1,955,987	$505,743
Long-term Debt	$6,222,817	$1,864,218
Revenues/Sales	$4,591,690	$2,059,001
Cost of Goods Sold	$3,791,356	$1,633,373
Taxes Paid	$0	$0
Net Income	$(3,010,701)	$72,624

June 17, 2023

FORM C-AR/A

Amphitrite Digital Inc.



This Form C-AR/A (including the cover page and all exhibits attached hereto, the "**Form C-AR/A**") is being furnished by Amphitrite Digital, Inc., a United States Virgin Islands corporation ("**AMDI**," the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://amphitritedigital.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR/A is June 17, 2022.

THIS FORM C-AR/A DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR/A

You should rely only on the information contained in this Form C-AR/A. We have not authorized anyone to provide you with information different from that contained in this Form C-AR/A. You should assume that the information contained in this Form C-AR/A is accurate only as of the date of this Form C-AR/A, regardless of the time of delivery of this Form C-AR/A. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes to those statements included elsewhere in this annual report. You should carefully read the "Key Factors Affecting Our Operating Results" to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview of Operations

We provide award-winning in-destination tours, activities and attractions ("TAA") in the continental United States and the United States Virgin Islands ("USVI") using itineraries that feature up-close encounters with marine wildlife, nature, history and culture, and promote guest empowerment and interactivity. We have pioneered innovative ways to allow our guests to connect with exotic and remote places. Many of these maritime expeditions involve travel to top vacation destinations such as the USVI, Panama City Beach, Florida, and Chicago, Illinois. We have been the recipient of TripAdvisor's 2022 and 2023 Travelers Choice Award, and we were voted the Best Day Sail operation by the Virgin Islands Daily News for 2021 and 2022. We own and operate 44 luxury catamarans and power boats in the USVI, 13 catamaran yachts and power boats in Panama City, Florida, and offer a variety of maritime tours on Lake Michigan from Chicago on the Tall Ship Windy, a 148-foot, traditional four-masted topsail schooner ship designated as the official Tall Ship Ambassador for the City of Chicago.

In addition, we offer luxury yacht management services in the USVI on behalf of yacht owners, including marketing weeklong, all-inclusive luxury yacht vacations, general yacht management and maintenance, term charter clearing agent services, and yacht sales brokerage services. We anticipate our acquisition of Paradise Yacht Management to be completed upon the consummation of this initial public offering. We currently manage and operate privately owned luxury yachts valued at over $35 million under the Paradise Yacht Management brand. Our operating business units include Seas the Day Charters USVI, Windy of Chicago, Paradise Adventures Catamarans and Watersports in Panama City Beach, Florida, Paradise Yacht Management group in the U.S and British Virgin Islands, and Magens Hideaway on St. Thomas, USVI. As of the fiscal year ended December 31, 2022 we own 13 luxury catamarans and power boats in the USVI operating as Seas the Day Charters USVI (www.seasthedayusvi.com) and offer a variety of maritime tours on Lake Michigan from Chicago on our Tall Ship Windy, a 148-foot, traditional four-masted topsail schooner ship designated as the official Tall Ship Ambassador for the City of Chicago (www.tallshipwindy.com). Windy of Chicago Ltd was acquired by Amphitrite in January of 2022.

In the preceding twelve months ended March 31, 2023, over 4.26 million unique users visited our websites and social media sites to plan their activities. 94% of guest reviews of Amphitrite's services are four (above average) or five star (exceptional) reviews. Our operating units have received more than 8,300 four or five star reviews on the major review sites: Google Reviews, TripAdvisor, and Facebook. Our revenue is generated from direct online sales and sales through OTAs. During the twelve months ended March 31, 2023, 64% of our ticket sales came through direct and online sales through our five primary websites, tallshipwindy.com, seasthedayusvi.com, paradiseadventurespcb.com, paradiseyachtmanagement.com, and magenshideaway.com, and 36% came through other travel agents who booked their clients on our vessels or villas described below.

With increasing global and North American consumer spending on tours, activities and attractions, and the increased need for a digitally optimized business operating model in the TAA industry, we believe that the market opportunity in this space is significant. According to a *Global In-Destination Travel Market Research Report*, the global in-destination portion of the travel market will reach about $297.6 billion in 2026 from $133.6 million in 2022, with a CAGR of 17.3% (see https://www.verifiedmarketresearch.com/product/in-destination-travel-market/). The North American TAA market is estimated at $90 billion. Amphitrite's market opportunity is derived from a combination of fragmentation, low technology adoption and value chain optimization all driven by a digitally enabled operating platform.

We market primarily to guests traveling from the United States and the U.S. Virgin Islands through direct online sales and through our OTA partners. We seek to increase demand through effective marketing campaigns directed at OTAs and directly to our potential guests using digitally enabled online advertising programmatic campaigns, primarily through Google Network, Microsoft Audience Network and Meta. We utilize advanced analytics, campaign design and real-time artificial intelligence and machine learning via platforms, including StackAdapt and DIIB, to achieve maximum results. We believe our strength is our ability to re-imagine and re-map the traditional TAA operator to a future state, digitally enabled operating model. Our integrated, digitally enabled operating model, we believe, allows us to exceed consumer expectations while providing a foundation for both organic growth and implementation of an acquisition roll-up strategy.

Recent Developments

On August 25, 2022 we signed a Letter of Intent to acquire Paradise Adventures LLC dba Paradise Adventures Catamarans and Watersports. Paradise Adventures owns and operates 13 maritime tour and charter vessels from Panama City Beach Florida (www.paradiseadventurespcb.com). This acquisition closed on January 19, 2023. On March 24, 2023 we entered into a binding Purchase Agreement to acquire Paradise Yacht Management group ("PYM"). PYM manages and operates 31 luxury catamarans in the U.S and British Virgin Islands (www.paradiseyachtmanagement.com). This acquisition is anticipated to close upon the consummation of this initial public offering. As they are subsequent events to our fiscal year ended December 31, 2022, neither the Paradise Adventures acquisition or the anticipated PYM acquisition are reflected in this Management Discussion and Analysis.

Key Factors Affecting Our Operating Results

Ongoing Acquisitions

We were formed in April 2022 to continue the operations of our predecessor and acquired its two wholly owned subsidiaries, Windy of Chicago Ltd and Seas the Day Charters USVI, and in January 2023, we acquired Paradise Adventures LLC. In March 2023 we entered into a Purchase Agreement to acquire Paradise Yacht Management LLC, which we anticipate completing upon the consummation of this initial public offering. Because of our rapid growth this year through completed and anticipated acquisitions, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to effectively plan for and manage our growth. However, the recent business formation and acquisitions make it difficult to forecast our consolidated future results of operations.

Level of Indebtedness

As of December 31, 2022, our total indebtedness, excluding capital leases, was $5,699,239 including: a Secured Lump-Sum Promissory Note Agreement with Ham and Cheese Events with a balance of $50,000, secured by 100% of the stock of Windy of Chicago purchased by the Company and personally guaranteed by Scott and Hope Stawski, our co-Founder, Chairman and Chief Revenue Officer and our co-Founder and President, respectively, with interest rate equal to four percent per annum; a Secured Lump-Sum Promissory Note Agreement with STDC Holdings for $396,098, secured by the assets of Seas the Day Charters USVI purchased by the Company and personally guaranteed by Scott and Hope Stawski, our co-Founder, Chairman and Chief Revenue Officer and our co-Founder and President, respectively, with interest rate equal to four percent per annum; Fixed asset financing for maritime tour vessels in the amount of $1,801,860; and SBA loans totaling $1,819,425.

Our substantial level of indebtedness could have important consequences for us, including the following: requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations and future business opportunities; exposing us to the risk of higher interest rates as it relates to our sole variable interest rate SBA loan; restricting us from making strategic acquisitions or causing us to make non-strategic divestitures; limiting our ability to obtain additional equity or debt financing for general corporate purposes, acquisitions, investments, capital expenditures or other strategic purposes; limiting our ability to adjust to changing business conditions and placing us at a competitive disadvantage to our less highly leveraged competitors; and making us more vulnerable to general economic downturns and adverse developments in our business. The above factors could limit our financial and operational flexibility and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

Customer Concentrations

Our business relies on relationships with OTAs to generate a large percentage of our revenue through bookings made by these travel companies. OTAs represented approximately 29% of our business for the twelve months ending December 31, 2022. This revenue concentration in OTAs makes us particularly dependent on factors affecting those OTAs. For example, if demand for their services decreases, travel buyers may stop utilizing our services or move all or some of their business to competitors or competing channels. A substantial portion of our revenue from OTAs is through our supplier agreement with Viator, which accounted for approximately 26% and 32% of our total revenue for the year ended December 31, 2022 and 2021. No other customer or referral source constitutes more than 10% of our revenue.

Impairment of Long-Lived Assets

Management assesses the recoverability of its long-lived assets when indicators of impairment are present. If such indicators are present, the recoverability of these assets is determined by comparing the undiscounted net cash flows estimated to result from those assets over the remaining life to the assets' net carrying amounts. If the estimated undiscounted net cash flows are less than the net carrying amount, the assets would be adjusted to their fair value, based on appraisal or the present value of the undiscounted net cash flows. Accounting principles require the company to report fixed asset value, primarily maritime tour and charter vessels, on its balance sheet after accumulated depreciation. As of December 31, 2022 the Property and Equipment, Net value on the company's balance sheet is $4,016,382. The company regularly receives valuation estimates on the market value of its maritime vessels for insurance purposes. The company believes the market value of these Fixed Assets as of December 31, 2022 is between $5MM and $5.2MM.

Reliance on third parties for repair and maintenance

We rely on shipyards, their subcontractors and our suppliers to effectively repair, maintain, and upgrade our existing ships on a timely basis and in a cost-effective manner. There are a limited number of shipyards with the capability and capacity to build, repair, maintain and/or upgrade our ships. As such, any disruptions affecting the fleet modernization supply chain will adversely impact our business as there are limited substitutes. Suspensions and/or slowdowns of work at shipyards, could impact our ability to timely and cost-effectively procure new capacity, and our ability to execute scheduled drydocks and/or fleet modernizations. Variations from our plan could have a significant negative impact on our business operations and financial condition. In addition, delays, mechanical faults and/or unforeseen incidents may result in delays of new ship orders or necessitate unscheduled drydocks. Such events could result in lost revenue, increased operating expenses, or both, and thus adversely affect our results of operations.

Macroeconomic Trends and Uncertainties

As a result of conditions associated with global events, including the downstream effects of the COVID-19 pandemic and Russia's ongoing invasion of Ukraine and actions taken by the United States and other governments in response to the invasion, the global economy, including the financial and credit markets, has experienced significant volatility and disruptions, including increases in inflation rates, fuel prices, and interest rates. Our costs have been, and are expected to continue to be, adversely impacted by these increases. In an attempt to mitigate risks related to inflation, our supply chain department may negotiate contracts with varying terms, with a goal of providing us with the ability to take advantage of cost declines when they occur, and diversified our sourcing options. These strategies may not fully offset the impact of current macroeconomic conditions. See "Risk Factors" for additional information.

Climate Change

We believe the increasing focus on climate change and evolving regulatory requirements will materially impact our future capital expenditures and results of operations. We expect to incur significant expenses related to these regulatory requirements, which may include expenses related to greenhouse gas emissions reduction initiatives and the purchase of emissions allowances, among other things. If requirements become more stringent, we may be required to change certain operating procedures, for example slowing the speed of our vessels, which could adversely impact our operations. We are evaluating the effects of global climate change related requirements, which are still evolving, including our ability to mitigate certain future expenses through initiatives to reduce greenhouse gas emissions including the conversion of our fleet from gas or diesel powered to electric power where appropriate; consequently, the full impact to the Company is not yet known. Additionally, our ships, port facilities, corporate offices and island destinations have in the past and may again be adversely affected by an increase in the frequency and intensity of adverse weather conditions caused by climate change. For example, certain ports have become temporarily unavailable to us due to hurricane damage and other destinations have either considered or implemented restrictions on cruise and charter operations due to environmental concerns. See "Risk Factors" for additional information.

Incidents on maritime vessels, at port facilities, land destinations and instances of foodborne illness and outbreaks of disease

Maritime vessels, private destinations, port facilities and shore excursions operated and/or offered by us and third parties may be susceptible to the risk of accidents, illnesses, mechanical failures, environmental incidents and other incidents which could bring into question safety, health, security and vacation satisfaction and negatively impact our sales, operations and reputation. Incidents involving cruise ships, and, in particular the safety, health and security of guests and crew and the media coverage thereof, including those related to the COVID-19 pandemic, have impacted and could continue to impact demand for our cruises and pricing in the industry. In particular, we cannot predict the impact on our financial performance and the public's concern regarding the health and safety of travel, especially by cruise ship, and related decreases in demand for travel and cruising. Moreover, our ability to attract and retain guests and crew depends, in part, upon the perception and reputation of our company and our brands and the public's concerns regarding the health and safety of travel generally, as well as regarding the cruising industry and our ships specifically. Our reputation and our business could also be damaged by continued or additional negative publicity regarding the cruise industry in general, including publicity regarding the spread of contagious disease such as COVID-19, over-tourism in key ports and destinations and the potentially adverse environmental impacts of cruising. The considerable expansion in the use of social and digital media has compounded the potential scope and reach of any negative publicity. In addition, incidents involving cruise ships may result in additional costs to our business, increasing government or other regulatory oversight and, in certain cases, potential litigation.

Our supply chain and food safety controls and training may not be fully effective in preventing all food safety issues at our venues on our maritime vessels, including any occurrences of foodborne illnesses such as salmonella, E. coli and hepatitis A. In addition, we rely on third-party vendors, making it difficult to monitor food safety compliance and increasing the risk that foodborne illness would affect multiple locations rather than a single maritime vessel. Some foodborne illness incidents could be caused by third-party vendors and distributors outside of our control. The occurrence of a similar incident at one or more of our vessels, or negative publicity or public speculation about an incident, could reduce customer demand for our maritime vessels and negatively impact demand for our maritime tours and adversely affect our results of operations.

Qualified Personnel

In order to execute our growth plan, we must attract and retain highly qualified personnel, including United States Coast Guard licensed merchant mariner master captains and crew. Recruitment competition for licensed merchant mariner personnel in our operating area is intense. We have, from time to time experienced, and we expect to continue to experience difficulty in hiring and retaining personnel with appropriate qualifications. As our company grows and evolves, we may need to implement more complex organizational management structures or adapt our corporate culture and work environments. These changes could have an adverse impact on our corporate culture, which could harm our ability to retain and recruit personnel. If we hire personnel from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and growth prospects could be materially adversely affected.

Results of Operations

Comparison of the Fiscal Year Ended December 31, 2022 and 2021

The following table provides certain selected financial information for the periods presented:

	Fiscal Year Ended December 31,	
	2022	2021
Statement of Operations Data:		

Net sales	$ 4,591,690	$2,059,001
Cost of revenue	$ 3,791,356	$1,633,373
Gross profit	$ 800,334	$ 425,628
Total operating expenses	$ 3,395,220	$ 324,727
Income (loss) from operations	$(2,594,886)	$ 100,901
Total other income (expenses)	$ (415,815)	$ (28,277)
Net income (loss)	$(3,010,701)	$ 72,624
Basic and dilutive income (loss) per share of common stock	$ (0.41)	$ 0.01
Weighted average number of shares of common stock outstanding	7,327,764	6,400,000
Adjusted EBITDA[1]	$ 454,364	$ 347,627
Adjusted EDITDA margin, net[2]	9.9%	16.9%
Net cash from operating activities	$ (108,167)	$ 475,962
Adjusted net cash from operating activities[3]	$ 799,181	$ 475,962
Net cash from investing activities	$ (939,895)	$ (480,690)

	As of December 31,	
	2022	2021
Balance Sheet Data:		
Cash	$ 134,868	$ 1,027
Total assets	$ 4,904,395	$ 1,681,162
Total liabilities	$ 6,222,817	$ 1,864,218
Accumulated deficit and invested equity	$(3,949,475)	$ (183,056)
Total stockholders' equity 2022, invested deficit for 2021	$(1,318,422)	$ (183,056)
Total liabilities and stockholders' equity	$ 4,904,395	$ 1,681,162

Refer to — *Non-GAAP Financial Measures* below for further discussion of the use of the following non-GAAP financial measures.

1 Adjusted EBITDA

Adjusted EBITDA reconciles to net income (in thousands) as follows:

	For the year ended December 31,	
	2022	2021
Net income (loss)	$(3,010,701)	$ 72,624
+ interest expense	190,249	44,555
+ tax expense	$ 0	0
+ depreciation & amortization	587,922	230,448
EBITDA	$(2,232,530)	$ 347,627
+ non-cash stock compensation	$ 1,654,546	0
+ non-reoccurring operating expense	782,348	0
+ settlements and other non-core expenses	$ 250,000	0
Adjusted EBITDA	$ 454,364	$ 347,627

2 Adjusted EBITDA Margin, net

Adjusted EBITDA margin, net is calculated as follows:

	For the year ended December 31,	
	2022	**2021**
Net sales	$ 4,591,690	$2,059,001
Net income (loss)	(3,010,701)	72,624
Net income (loss) margin	(65.6)%	3.5%
Adjusted EBITDA	454,364	347,627
Adjusted EBITDA margin, net	9.9%	16.9%

3 Adjusted net cash from operating activities

Adjusted net cash from operating activities is calculated as follows:

	For the year ended December 31,	
	2022	**2021**
Net cash from operating activities	$ (108,167)	$ 475,962
Non-reoccurring settlement expense paid	125,000	0
Non-reoccurring operating expense	782,348	0
Adjusted net cash from operating activities	799,181	475,962
Adjusted net cash as percent of revenue	17.4%	23.1%

Net sales

The company saw an increase in net sales of 123% for the year ended December 31, 2022 to $4,591,690, as compared to $2,059,001 for the year ended December 31, 2021. This increase was driven by (1) the acquisition of Windy of Chicago Ltd in January of 2022 with net sales of $1,671,080, and (2) an increase in net sales of 34% to $2,920,610 at our Seas the Day Charters USVI business unit. This increase was driven by our digitally enabled guest acquisition program which drove an increase in guest count and vessel utilization.

Cost of Revenue

For the fiscal year ended December 31, 2022, cost of revenue increased by 132% for the year ended December 31, 2022, to $3,791,356, as compared to $1,633,373 for the year ended December 31, 2021. Our gross margins decreased from 20.7% in the fiscal year ended December 31, 2021 compared to 17.4% in fiscal year 2022.

For our company, labor expense for the company's captains and crew that operate our maritime tours and charters make up the predominance of our cost of revenue. Our labor cost of revenue increased primarily due to increased labor necessary to support our increased net sales of 123% in 2022 as well as inflationary pressures, as we had to pay higher labor rates to attract and retain qualified personnel. Labor expense increased by 135% to $3,309,611 in the fiscal year ending December 31, 2022 compared to $1,402,925 in fiscal year 2021. To the extent possible, we intend to factor these considerations into our new and existing contracts to improve our margins.

We include the non-cash depreciation expense of our maritime charter and tour vessels in cost of revenue as we expand our fleet to handle demand. Depreciation expense increased 155% to $587,922 for the fiscal year ended December 31, 2022 as compared to $230,448 for the fiscal year ended December 31, 2021. This is primarily due to the purchase by Windy of Chicago Ltd of Tall Ship Windy for $1,850,000 on April 15, 2022. Tall Ship Windy was previously leased by Windy of Chicago Ltd. In addition, our Seas the Day Charters USVI business unit acquired the 50' S/Y Leviathan and the 40' M/V Island Flyer in 2022 adding to the increase in non-cash depreciation expense.

AMDI's property and equipment with accumulated depreciation consists of the following as of December 31, 2022 and 2021:

Description	Estimated Useful Lives	2022	2021
Property and Equipment:			
Boats	7-10	$ 4,911,055	$ 2,022,648
Vehicles	5-7	118,384	90,000
Boat Dock	20	65,925	26,917
Office Equipment	5	18,470	-
Total property and equipment, at cost		5,113,834	2,139,565
Accumulated depreciation		(1,097,452)	(509,528)
Total property and equipment, net		$ 4,016,382	$ 1,630,037

Gross profit

Gross profit increased to $800,334 from $425,628, or approximately 88%, for the fiscal year ended December 31, 2022, as compared to the fiscal year ended December 31, 2021. This increase is attributable to (1) the acquisition and net sales of Windy of Chicago Ltd in January 2022, and (2) an increase in net revenue of 34% and guest count of 22% at Seas the Day Charters USVI for the year ended December 31, 2022, to 9,064 guests, as compared to 7,426 guests for the year ended December 31, 2021. The booking and guest count increase is primarily attributable to the effectiveness of our digitally enabled guest acquisition programs.

Operating Expenses

The following table summarizes our operating expenses as of December 31, 2022, and December 31, 2021.

	December 31, 2022	December 31, 2021	$ Change	% Change
Advertising Expense	$ 439,218	$ 133,866	$ 305,352	228%
Other General & Administrative Expense	$ 1,301,456	$ 190,861	$1,110,595	582%
Non-cash Stock-Based Compensation Expense	$ 1,654,546	-	$1,654,546	-
Total Operating Expenses	$ 3,395,220	$ 324,727	$3,070,493	946%

Operating expenses for the fiscal year ended December 31, 2022, increased by approximately 946% to $3,395,220 as compared to $324,727 for the fiscal year ended December 31, 2021. Operating expenses include general and administrative expense as well as non-cash stock-based compensation expense.

The increase in operating expense was primarily attributable to an increase in non-recurring, non-cash stock-based compensation of $ 1,654,546 for the fiscal year ended December 31, 2022, compared to $0 in the prior fiscal year. This non-cash stock-based compensation consisted of stock grants to Seas the Day Charters USVI and Windy of Chicago Ltd captains, crew, employees and support personnel as part of our employee retention program and in anticipation of our IPO in 2023.

Advertising expenses increased 228% to $439,218 for the fiscal year ended December 31, 2022, compared to $133,866 for the fiscal year ended December 31, 2021. The increase is primarily attributable to an increase in our digitally-enabled advertising expenditures with Google, Microsoft Audience Network and Meta that assisted in driving the 123% year-over-year increase in net sales. In addition, the company had a non-recurring $175,000 marketing developmental expense to test new digital advertising means associated with the acquisition of Windy of Chicago Ltd and expansion of marketing channels for Seas the Day Charters USVI. We anticipate that our advertising expenses will increase proportionate to net sales throughout 2023 as we continue to utilize our digitally-enabled guest acquisition programs to drive net sales.

Other general and administrative expense increased by $1,110,595 to $1,301,456 for the fiscal year ended December 31, 2022. This was primarily driven by the acquisition of Windy of Chicago Limited by the company on January 14, 2022. The acquisition of Windy of Chicago Ltd added $626,741 of other general and administrative expense on net sales of for the same period of $1,671,080. In addition, the company had $607,348 of non-reoccurring operating expense associated with the acquisition of Windy of Chicago Limited in January of 2022, the acquisition of Paradise Adventures LLC in January of 2023 and non-amortized expenses associated with the corporate re-organization and legal entity creation in April of 2022.

Other Income and Expense

Other Expense for the fiscal year ended December 31, 2022, was $415,815 compared to $28,277 for the fiscal year ended December 31, 2021. Other income or expense for the fiscal year of 2022 largely consists of $250,000 in a one-time legal expense settlement, $190,249 in interest expense on the purchase of new maritime vessels, offset by $20,833 related to SBA Paycheck Protection Program loan forgiveness.

Liquidity and Capital Resources

The following table summarizes our changes in working capital as of December 31, 2022, and December 31, 2021.

	December 31, 2022	December 31, 2021	$ Change	% Change
Cash	$ 134,868	$ 1,027	$ 133,841	13032.2%
Current assets	$ 339,112	$ 18,495	$ 320,617	17343.5%
Current liabilities	$ 1,955,987	$ 505,743	$1,450,244	286.8%
Working capital	$ (1,482,007)	$ (486,221)	$ (995,786)	204.8%

The cash position of the company increased by $133,841 for the fiscal year ending December 31, 2022. The company's cash position at the end of its fiscal year is negatively affected by some seasonality in its business with peak net sales months occurring from January through August of each year. Windy of Chicago Ltd season ends September 30th of each year and resumes in early May.

Current assets increased by $320,617 to $339,112 for the fiscal year ending December 31, 2022 as compared to the fiscal year ended December 31, 2021. This was driven by an increase in net cash of $133,841, an increase in prepaid expenses of $145,707, an increase in stock receivable of $47,000, offset by a decrease in accounts receivable of $5,931.

Current liabilities increased by $1,450,244 to $1,955,987 for the fiscal year ending December 31, 2022 as compared to the fiscal year ended December 31, 2021 as summarized in the following table:

	December 31, 2022	December 31, 2021	$ Change	% Change
Accounts payable	386,164	15,086	371,078	2459.8%
Accrued expenses	375,333	53,125	322,208	606.5%
Contract liabilities	210,244	232,071	-21,827	-9.4%
Lease liability, current portion	112,144	6,943	105,201	1515.2%
Current portion of notes payable, related party and related party payable	590,077	29,748	561,029	1886.0%
Current portion of notes payable	282,025	168,770	113,255	67.1%
Total current liabilities	1,955,987	505,743	1,450,244	286.8%

The year-over-year accounts payable increase of $371,078 was primarily driven by an increase in payroll taxes for 2022, due in 2023. Accrued expense increase of $322,208 was driven primarily by professional services and auditing fees associated with our 2020 and 2021 audits necessary for the preparation of this offering.

As of December 31, 2022, the company had contract liabilities of $210,244 related to cash received in advance from customers for tours and charters to be provided during 2023, at which time, the contract liabilities will be recognized as revenues. As of December 31, 2021, the contract liabilities were $232,071 related to cash received in advance from customers. All performance obligations under these contracts were completed during the year ended December 31, 2021; therefore, the contact liabilities outstanding as of December 31, 2021 were recognized as revenues during the year ended December 31, 2022.

The year-over-year lease liability increase of $105,201 was driven by the lease of our maritime berths at American Yacht Harbor necessary to handle the expansion of our fleet. An increase of $561,029 in related party notes payable was driven by advances from Hope and Scott Stawski to fund a non-reoccurring legal settlement. The $113,255 increase in current notes payable was driven by the fixed asset purchases of maritime vessels SV Windy, SY Leviathan and MV Sea Wolf. Working capital decreased by $1,004,627 to ($1,491,875) for the fiscal year ending December 31, 2022. Three factors attributed to a decrease in working capital:

1: Investment. Current portion of notes payable increased by $113,255 to $282,025. This was a result of the purchase and fixed asset financing of SV Windy associated with the acquisition of Windy of Chicago Ltd and SY Leviathan and MV Sea Wolf acquired to meet the increased demand and revenues at Seas the Day Charters USVI.

2: Non-reoccurring expenses. The company had $1,032,348 of non-reoccurring expenses in the fiscal year. This was comprised of:

- $607,348 of non-reoccurring operating expense associated with the acquisition of Windy of Chicago Limited in January of 2022, the acquisition of Paradise Adventures LLC in January of 2023 and non-amortized expenses associated with the corporate re-organization and legal entity creation in April of 2022;

- $175,000 marketing developmental expense to test new digital advertising means associated with the acquisition of Windy of Chicago Ltd and expansion of marketing channels for Seas the Day Charters USVI;

- $125,000 of non-reoccurring legal expense; and

- $125,000 of non-reoccurring Related Party Payable expense which is expected to be forgiven.

3: Business Seasonality. A primary attribution for the working capital deficit at the end of our fiscal years ended December 31, 2022 and 2021 is the seasonality of our business. Seas the Day Charters while operating year-round, has peak net sales, and cash flow during the months of January through July. Windy of Chicago operates seasonally from mid-May to mid-September; contributing no cash flow October to May.

To date, we have financed our operations primarily through cash flow from operations and working capital loans from third parties and working capital loans from our major stockholders, who are our chairman and chief executive officer, when necessary. We plan to support our future operations primarily from cash generated from our operations including cash generated from our acquisition of Paradise Adventures LLC in January 2023 and operating reserves from this offering.

The following table sets forth information as to consolidated cash flow information for the years ended December 31, 2022 and 2021.

	December 31, 2022	December 31, 2021	$ Change	% Change
Cash Flows Data:				
Net cash flows (used by) provided by operating activities	$ (108,167)	$ 475,962	$ (584,129)	(540)%
Net cash used in investing activities	$ (939,895)	$ (342,531)	$ (597,364)	174%
Net cash (used in) provided by financing activities	$ 1,181,903	$ (138,159)	$1,320,062	(955)%
Net increase in cash and cash equivalents	$ 134,868	$ 1,027	$ 133,841	13,032%

Cash Flow Activities for the Years Ended December 31, 2022 and 2021

Net Cash Provided by Operating Activities

Net cash flow provided by operating activities for the years ended December 21, 2022 and 2021 was ($108,167) and $475,962 respectively. For 2022, this reflected our net loss net loss of $3,010,701 offset by $1,654,546 in non-recurring non-cash stock compensation expense, $587,922 in non-cash depreciation expense, $96,353 in non-cash amortization expense, ($20,833) in non-cash SBA PPP loan forgiveness, and a decrease of $584,546 in liabilities.

Net Cash Used in Investing Activities

Cash used in investing activities for the years ended December 31, 2022 and 2021 was $939,895 and $342,531, respectively, and related entirely to acquisitions and the purchase of property and equipment in each year. In 2022, $250,000 was net cash used for the acquisition of Windy of Chicago Ltd. $689,895 of cash was used for the purchase of maritime vessels used in our charter and tour operations, including the purchases of 148' S/V Windy, 50' S/Y Leviathan and 40' M/V Island Flyer.

Net Cash Provided by Financing Activities

Cash provided by financing activities for the year ended December 31, 2022 and 2021 was $1,181,903 and ($138,159) respectively and consisted of $609,519 of proceeds from the sale of our Common Stock, $68,792 of notes payable for the purchase of property and equipment, and $1,046,356 of advances received from related parties, as offset by $110,419 of repayments on notes payable, and $432,345 of repayments on advances from related parties. Cash provided by financing activities for the year ended December 31, 2021 was $138,159 and consisted primarily of $350,00 proceeds from lines of credit, $32,900 from proceeds from notes payable to related parties and offset by $214,121 repayment of lines of credit, $16,819 repayment of notes payable to related parties and $290,119 dividend payment to related parties.

Notes Payable of $68,792 in fiscal year 2022 was primarily for the purchase of maritime vessels used in our charter and tour operations, including the purchases of 148' S/V Windy, 50' S/Y Leviathan and 40' M/V Island Flyer.

The Company's recurring losses from operations, low net operating cash flows, and working capital deficiency raise substantial doubt about its ability to continue as a going concern. To date, we have financed our operations primarily through cash flow from operations and working capital loans from third parties and working capital loans from our major stockholders, who are our chairman and chief executive officer, when necessary. We plan to support our future operations primarily from cash generated from our operations including cash generated from our acquisition of Paradise Adventures LLC in January 2023 and operating reserves generated from this offering.

Future Cash Requirements

We believe that our current cash and cash flows provided by operating activities, and the estimated net proceeds from this offering will be sufficient to meet our working capital needs in the next 12 months. Historically, the company has achieved positive net cash sufficient to service operating activities, existing debt and obligations. Net cash increased $133,841 to $134,868 for the fiscal years ending December 31, 2022.

If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we decide to accelerate our growth, then additional financing may be required. We cannot give any assurance that additional financing will not be required or, if required, would be available on favorable terms if at all. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in dilution to our stockholders which may be substantial.

As of December 31, 2022 the company's cash requirements for notes payable are as follows:

	December 31,	
	2022	2021
Notes Payable, Related Party		
In June 2019, STDC Holdings issued a note payable with the managing member of Ham & Cheese LLC in the amount of $236,529, bearing interest at 8.04% per annum	$ 183,305	$ 200,367

and requiring fixed monthly payments of principal and interest of $2,928 through maturity in June 2029. The note is secured by property and equipment with a carrying value of $132,578 and $171,382 as of December 31, 2022 and 2021, respectively.

In December 2021, STDC Holdings issued a note payable with the managing member of Seller in the amount of the Company entered into a promissory note in the amount of $32,900, bearing interest at 17.49% and requiring fixed monthly payments of principal and interest of $1,256 through maturity in December 2024 is secured by substantially all assets of the Company.	24,403	32,516
In April 2022, AMDI issued a short term note payable with Ham & Cheese Events LLC in the amount of $100,000 bearing zero interest, with one lump sum payment due in April 2023. In August 2022, AMDI paid a lump sum amount of $50,000. The note is secured by essentially all assets of AMDI. The company has extended the due date to April 2024.	50,000	-
In April 2022, AMDI issued a note payable with Ham & Cheese Events LLC in the amount of $551,098, bearing an interest rate of 4%, due on maturity on April 1, 2028. As of August 2022, there were three lump sum payments of $100,000, $50,000, and $5,000 made. The note is secured by essentially all assets of AMDI.	396,098	-
In April 2022 AMDI issued a note payable with Ham & Cheese Events LLC in the amount of $75,000, bearing 31% interest and requiring fixed monthly payments of principal and interest of $1,683 through maturity in April 2023. The note is secured by all assets as defined in Article 9 of the UCC Code. The Company has extended the due date to April 2024.	22,584	-
In April 2022, AMDI issued a note payable with the managing member of Ham & Cheese LLC in the amount of $85,000, bearing interest at 6.49% per annum and requiring fixed monthly payments of principal and interest of $1,663 through maturity in April 2027.	75,328	-
In April 2022, WOC entered into a mortgage in the amount of $1,200,000 with a 6 % interest rate, due in April 2037. In July 2022, a loan conversion of 180,000 shares of AMDI common stock was applied as payment to the loan. $961,356 at $1.00 per share.	961,356	
In October 2022, AMDI issued a note payable with Ham & Cheese Events LLC in the amount of $100,000, bearing 31% interest and requiring fixed monthly payments of principal and interest of $2,244 through maturity in October 2023. The note is secured by all assets as defined in Article 9 of the UCC Code.	84,850	-
Total Notes Payable Related Party Less Current Portion	1,797,924	232,883
Long term portion	(465,077)	(29,748)
	$ 1,332,847	$ 203,135

Future maturities of AMDI's total notes payable related party less current portion are as follows:

Year ended December 31,	
2023	$ 465,077
2024	118,037
2025	113,125
2026	113,616
2027	101,774
Thereafter	886,295
	$ 1,797,924

	2022	2021
Notes Payable		
In May 2020, STDC Holdings entered into a Paycheck Protection Program Loan ("PPP Loan") in the amount of $93,074 with a 1% interest rate, due in May 2025. Fixed monthly payments of principal and interest in the amount of $3,919 are required beginning November 2020. In June 2022, the government issued loan forgiveness in the	$ 46,925	$ 93,074

amount of $20,833.

In May 2020 and October 2021, the Company entered into an Economic Injury Disaster Loan in the amount of $150,000, bearing interest at 3.75% per annum and requiring monthly payments of $731. In October 2021, the Company received an additional $350,000 in loan proceeds and the monthly payment increased to $2,511 through maturity in May 2050. In January 2022, the Company received a third amount of $772,700 and the monthly payment increased to $6,217. Payments have been deferred 30 months from the date of the loan and are due beginning October 2023.	1,272,600	499,900
In October 2020, the Company entered into a ship mortgage for a vessel in the amount of $225,000 requiring fixed monthly principal payments of $2,679 plus interest at the Prime Rate plus 2% (9.5% at December 31, 2022) and maturing in October 2027. The note is secured by a first preferred ship mortgage on property and equipment with carrying values of $195,684 and $324,312 as of December 31, 2022 and 2021, respectively.	158,436	190,179
In March 2021, the Company entered into a promissory note in the amount of $215,000, bearing interest at 5.99% and requiring fixed monthly payments of principal and interest of $2,996 through maturity in March 2026. The note is secured by property and equipment with a carrying value of $161,250 as of December 31, 2022.	108,385	136,909
In October 2021, STDC Holdings entered into a promissory note in the amount of $286,948, bearing interest at 5.99% and requiring fixed monthly payments of principal and interest of $4,437 through maturity in October 2026. The note is secured by property and equipment with a carrying value of $247,059 as of December 31, 2022.	185,500	226,304
In January 2022, the Company entered into an Economic Injury Disaster Loan in the amount of $499,900, bearing interest at 3.75% per annum and requiring monthly payments of $2,511. The note is secured by substantially all assets of Windy of Chicago Ltd.	499,900	-
In March 2022, the Company entered into a promissory note in the amount of $272,000 at the prime rate plus the prime spread for a requiring monthly payments through April 2029. The note is secured by property and equipment with a carrying value of $358,437.	262,124	-
In May 2022, WOC entered into a premium financed insurance agreement in the amount of $55,856 with a 7.5% interest rate and monthly payment of $4,450 until expiration of the policy in May 2023.	13,175	-
In October 2022, AMDI entered into a promissory note in the amount of $195,000, bearing interest at 5.99% and requiring fixed monthly payments of principal and interest of $3,016 through maturity in October 2026. The note is secured by property and equipment with a carrying value of $174,373 as of December 31, 2022.	126,059	153,789
In October 2022, AMDI entered into a secured promissory note in the amount of $110,000, bearing interest at 6% due on December 2022. A prepaid amount of $12,454 consisting of charter revenue was applied to the principal balance of the loan. A late charge of 2% will accrue on any unpaid balances after that date.	97,546	-
In December 2022, AMDI entered into a receivable sales agreement in the amount of $35,000, bearing interest at 2.19%, and requiring fixed weekly payments of principal and interest of $1,969. This agreement is secured by the title to receivables.	33,924	-
Total Notes Payable	$ 2,804,574	$ 1,300,155
Current portion of notes payable	(282,025)	(168,770)
Note payable, net of current portion	$ 2,522,549	$ 1,131,385

Future maturities of AMDI's total notes payable are as follows:

Year ended December 31,		
2023	$	282,025
2024		186,395
2025		169,873
2026		137,355

2027	44,181
Thereafter	1,984,745
	$ 2,804,574

As of December 31, 2022 the company's cash requirements for leases are as follows:

Leases

At various times, AMDI enters into maritime vessel berthing agreements with American Yacht Harbor in Red Hook, St. Thomas, USV for short term dock space. These berthing agreements contain various terms, each generally not exceeding 12 months. Rent expense in connection with short-term berthing agreements was $364,060 and $42,237 for the years ended December 31, 2022 and 2021, respectively.

AMDI signed a 5-year lease with American Yacht Harbor, effective August 1, 2020, with respect to certain property and docking space located at 6100 Red Hook Qtrs., B1-B2, St. Thomas, USVI. The lease requires STDC Holdings to pay a base annual rental fee of $9,900 and a common area maintenance fee and utilities fee of approximately $1,000 per month. On the yearly anniversary of the lease, the annual lease may increase based on a calculation of the greater of 3% on a compounded cumulative basis or the increase of the Consumer Price Index-All Urban Consumers.

WOC entered into a vessel operating lease with Tall Ship Adventures of Chicago, Inc., the lessor, for lease of a 148-foot four mast sailing vessel known as the Tall Ship "WINDY". The lease provides for monthly rent payments of $14,500, requires payment of a deposit of $41,500 and contains a 6-month term with automatic successive 6-month periods unless terminated by either party.

STDC Holdings entered into a one-year lease agreement, with an option to extend for an additional year with Pleasant Properties, LLC, effective July 1, 2022. The lease requires a base rent of $22,000 payable in ten monthly installments of $2,200, with July and August 2022 rent waived.

We occupy 1,117 square feet of office space located at Parcel Nos 18A-1 Remainder, 18B-1 Remainder and 18B Remainder Estate Smith Bay, Nos 1, 2 and 3 Red Hook Quarter, St. Thomas, USVI, in exchange for monthly rent of $3,218 from January 31, 2023 to January 31, 2024, we will have the option to extend the lease for one year at an increased monthly rent of the greater of (i) the Consumer Price Index or (ii) 3.5%.

We lease a 280-square-foot parcel at Remainder Estate Smith Bay, St. Thomas, Virgin Islands for watersports equipment rentals and watersports-related activities for base rent of $22,000. Beginning January 1, 2023, in addition to the base rent, we pay the difference between the monthly base rent and the sum of gross revenues from watersports equipment rentals and sale of water sports-related merchandise operated from, through and related to the leased premises multiplied by 7%. The gross revenue portion of this lease is expected to vary between $250 and $850 a month.

We also lease real estate marina "dock space", commonly referred to as slips or berths for 9 of our vessels at IGY Marinas, and American Yacht Harbor at 6100 Red Hook Qtrs., St. Thomas, USVI. A breakdown of the individual leases for each of the vessels is as follows:

- MV Aquarius - $18,067.50 annual rent plus a $600 fee, expiring on January 30, 2024

- MV Poseidon - $21,681.00 annual rent plus a $600 fee, expiring on April 19, 2024

- SY Mazu - $21,078.75 annual rent plus a $600 fee, expiring on April 5, 2024

- SY Sirena - $36,500.00 annual rent plus a $600 fee, expiring on April 5, 2024

- MV Sea Wolf - $27,101.25 annual rent plus a $600 fee, expiring on August 31, 2023

- MV Hydra - $26,280.00 annual rent plus a $600 fee, expiring on November 27, 2023

- SY Leviathan - $36,500 annual rent plus a $600 fee, expiring on January 27, 2023

- RIB430 Dash - $2,400 annual rent plus a $600 fee, expiring on November 30, 2023

- RIB430 Paddy Wagon - $2,400 annual rent plus a $600 fee, expiring on November 30, 2023

We also lease a dock slip at 600 Grand Avenue, Chicago Illinois, for our "Tall Ship Windy", 148-foot schooner. The lease requires the Company to pay a base annual license fee of $90,000 comprised of an annual mooring fee of $27,000 for the right to dock the Tall Ship Windy in the dock space and an annual operating fee of $63,000 for the right to operate our business at Navy Pier, including use of a ticket office, which is 350 square feet. In addition to the annual license fee, we pay an annual percentage fee of 11.5% of gross receipts in excess of natural breaking point (which is the base rent divided by 11.5%). This lease expired on December 31, 2022. We have signed a Letter of Intent to renew this lease through December 31, 2027. The specifics of the renewal are still under negotiation.

We also lease dock space at the Bluegreen's Bayside Resort and Spa in Panama City Beach, Florida, for our Paradise Adventures LLC vessels, for $700 per month, plus 7% tax, for the period from January 1, 2020 through December 31, 2025.

We believe our facilities are sufficient for our current needs. We do not anticipate any significant difficulties in obtaining any additional space if needed.

Related Party Lease

In April of 2022, AMDI entered into an operating lease agreement with Ham & Cheese Events LLC for the property of Magen's Hideaway, a bed and breakfast located at 7-7B Peterborg, St. Thomas, USVI, for the term of 5 years, ending in April 2027. A deposit of $11,000 and monthly rent payments is $11,000. AMDI is entitled to the revenue generated from the rental of Magen's Hideaway.

At December 31, 2022, the weighted average lease term remining is 2.6 years and weighted average discount rate is 15%. The following table presents the maturity of AMDI's operating lease liabilities as of December 31, 2022:

The following table summarizes the lease supplemental cash flow information for the years ended December 31, 2022 and 2021:

	2022	2021
Operating cash flows from lease liability	$ 100,512	$ 10,024

	2022	2021
Right-of-use assets	$ 600,988	$ 38,962
Less: accumulated amortization	(85,562)	(8,807)
Right-of-use assets, net	$ 515,426	$ 30,155

	2022	2021
Lease liabilities related to dock lease right-of-use assets	$ 523,578	$ 30,898
Less: current portion of lease liabilities	(112,144)	(6,943)
Lease liabilities, net of current portion	$ 411,434	$ 23,955

Year ended December 31,	Third Party Leases	Related Party Lease	Total
2023	$ 34,834	$ 134,970	$ 169,804
2024	24,153	139,019	163,172
2025	6,500	143,190	149,690
2026	-	147,485	147,485

2027	-	37,142	37,142
Total minimum non-cancelable operating lease payments	65,487	601,806	667,293
Less: discount to fair value	(31,578)	(112,137)	(143,715)
Total lease liability as of December 31, 2022	33,909	489,669	523,578
Less: current portion	(8,162)	(103,982)	(112,144)
Long-term portion	$ 25,747	$ 385,687	$ 411,434

Rent expense for the years ended December 31, 2022 and 2021 was $ 693,962 and $253,943, respectively.

Non-GAAP Financial Measures

This section of the management's discussion and analysis makes reference to certain non-GAAP (as defined below) measures including certain metrics specific to the industry in which we operate. These measures are not recognized measures under Generally Accepted Accounting Principles ("GAAP"), do not have a standardized meaning and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those GAAP measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures are not intended to represent, and should not be considered as alternatives to, loss attributable to the common shareholders of Amphitrite Digital or other performance measures derived in accordance with GAAP measures of operating performance or operating cash flows or as a measure of liquidity.

In addition to our results determined in accordance with GAAP, we use non-GAAP measures including, "EBITDA", "Adjusted EBITDA" and "Adjusted EBITDA margin, net" (each as defined below). These non-GAAP measures and industry metrics are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on GAAP measures. We also believe that securities analysts, investors and other interested parties frequently use non-GAAP measures and industry metrics in the evaluation of issuers. Our management also uses non-GAAP measures and industry metrics to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

We define such non-GAAP measures and industry metrics as follows:

"EBITDA" is defined as net income (loss) before amortization, depreciation, interest expenses, interest income and income taxes. We believe our EBITDA metric is a meaningful metric as it indicates how well the company is managing its day-to-day operations, including its core expenses such as the cost of goods sold and day-to-day controllable operating expenses.

"Adjusted EBITDA" is defined as EBITDA, adjusted for share-based compensation expenses, development costs and one-time expenses. We believe our Adjusted EBITDA metric is a meaningful financial metric as it measures the ability of our current operations to generate earnings while eliminating the impact of one-time expenses and share-based compensation expenses, neither of which has an impact on our operating performance.

"Adjusted EBITDA margin, net" is defined as adjusted EBITDA as a percentage of Net Sales. We believe our Adjusted EBITDA margin, net is a meaningful financial metric as it measures the ability of our current operations to generate earnings as a percentage to Net Sales while eliminating the impact of one-time expenses and share-based compensation expenses, neither of which has an impact on our operating performance.

1 Adjusted EBITDA

Adjusted EBITDA reconciles to net income (in thousands) as follows:

	For the year ended December 31,	
	2022	2021

	2022	2021
Net income (loss)	$(3,010,701)	$ 72,624
+ interest expense	190,249	44,555
+ tax expense	$ 0	0
+ depreciation & amortization	587,922	230,448
EBITDA	$(2,232,530)	$ 347,627
+ non-cash stock compensation	$ 1,654,546	0
+ non-reoccurring operating expense	782,348	0
+ settlements and other non-core expenses	$ 250,000	0
Adjusted EBITDA	$ 454,364	$ 347,627

2 Adjusted EBITDA Margin, net

Adjusted EBITDA margin, net is calculated as follows:

	For the year ended December 31,	
	2022	**2021**
Net sales	$ 4,591,690	$2,059,001
Net income (loss)	(3,010,701)	72,624
Net income (loss) margin	(65.6)%	3.5%
Adjusted EBITDA	454,364	347,627
Adjusted EBITDA margin, net	9.9%	16.9%

3 Adjusted net cash from operating activities

Adjusted net cash from operating activities is calculated as follows:

	For the year ended December 31,	
	2022	**2021**
Net cash from operating activities	$ (108,167)	$ 475,962
Non-reoccurring settlement expense paid	125,000	0
Non-reoccurring operating expense	782,348	0
Adjusted net cash from operating activities	799,181	475,962
Adjusted net cash as percent of revenue	17.4%	23.1%

The adjusted EBITDA increased to $454,364 for the fiscal year ended December 31, 2022 compared to $347,627 in the prior fiscal year. Adjusted EBITDA variances to Net Income for the fiscal year ended December 31, 2022 includes $587,922 in non-cash depreciation expense, $190,249 in interest expense, $1,654,546 in non-cash stock compensation, $125,000 in non-recurring legal expense paid, $175,000 in non-recurring marketing development expense and $254,166 in wage expense associated with early onboarding of senior management to assist with our planned IPO and the acquisition of Paradise Adventures LLC and the anticipated acquisition of Paradise Yacht Management group in 2023.

Critical Accounting Policies and Significant Judgments and Estimates

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

Revenue Recognition

The company's revenues consist of completed group boat tours and private charters, food and beverage sales during the tours and charters, and merchandise sales. Revenue is recognized at the time of completing the performance obligation, in this case, the completion of the tour or charter activity or the passing of the non-refundable booking date. Food, beverage and merchandise sales are recorded at the completion of the sales transaction when the food, beverage or merchandise is delivered to the customer. Accordingly, Amphitrite Digital revenues are recognized at a point in time.

Boat tour and charter bookings occur via our website at www.seasthedayusvi.com, www.tallshipwindy.com and www.paradiseadventurespcb.com, and direct phone sales, ticket booth sales, or third-party online travel agency ("OTA") sales. Customers pay for their group tour or private charter in full at the time of booking. Advance payments from customers are reflected as contract liabilities, which are recognized as revenue upon completion of the tour or charter. The customer deposit balance shown as contract liabilities as of December 31, 2022, and 2021, was $210,244 and $232,071 respectively, and is expected to be recognized as revenue within a one-year period.

The Company accounts for revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 which was adopted at the beginning of fiscal year 2018 using the modified retrospective method. The Company did not recognize any cumulative-effect adjustment to retained earnings upon adoption as the effect was immaterial.

Other Revenue Recognition Matters

The Company has excluded sales and other taxes assessed by a governmental authority in connection with revenue-producing activities from the determination of the transaction price for all sales.

Concentrations of Credit and Business Risk

The Company minimizes the concentration of credit risk associated with its cash by maintaining its cash with high quality federally insured financial institutions. However, cash balances more than the Federal Deposit Insurance Corporation ("FDIC") insured limit of $250,000 are at risk. During the years ended December 31, 2022, and 2021, the Company had $0 and $0 in excess of FDIC insured limits.

Customer Concentrations

Our business relies on relationships with OTAs to generate a large percentage of our revenue through bookings made by these travel companies. OTAs represented approximately 29% of our business for the twelve months ended December 31, 2022. This revenue concentration in OTAs makes us particularly dependent on factors affecting those OTAs. For example, if demand for their services decreases, travel buyers may stop utilizing our services or move all or some of their business to competitors or competing channels. A substantial portion of our revenue from OTAs is through our supplier agreement with Viator, which accounted for approximately 26% and 32% of our total revenue for the year ended December 31, 2022 and 2021. No other customer or referral source constitutes more than 10% of our revenue.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States "U.S. GAAP" requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Included in those estimates are assumptions about allowances for inventory obsolescence, useful life of fixed assets, warranty reserves and bad-debt reserves.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities of fiscal year or less at the time of purchase. On December 31, 2022, and December 31, 2021, the Company did not have any cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, prepaid expenses and other assets, accounts payable, accrued liabilities and notes payable to stockholder approximate their fair values as of December 31, 2022, and December 31, 2021, respectively, because of their short-term natures.

Property and Equipment

In the fiscal year ended December 31, 2022, the company purchased property and equipment, primarily maritime vessels at a cost of $2,974,269. Other additions to property and equipment included a vehicle, dock and office equipment.

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets, except for assets held under capital leases, for which the Company records depreciation and amortization based on the shorter of the asset's useful life or the term of the lease. The estimated useful lives of property and equipment range from three to seven years. Upon sale or retirement, the cost and related accumulated depreciation and amortization are eliminated from their respective accounts, and the resulting gain or loss is included in the results of operations. Repair and maintenance charges, which do not increase the useful lives of the assets, are charged to operations as incurred.

The company's non-cash depreciation expense totaled $587,922 and $230,448 for the years ended December 31, 2022, and 2021, respectively.

Impairment of Long-Lived Assets

Management assesses the recoverability of its long-lived assets when indicators of impairment are present. If such indicators are present, the recoverability of these assets is determined by comparing the undiscounted net cash flows estimated to result from those assets over the remaining life to the assets' net carrying amounts. If the estimated undiscounted net cash flows are less than the net carrying amount, the assets would be adjusted to their fair value, based on appraisal or the present value of the undiscounted net cash flows.

Accounting principles require the company to report fixed asset value, primarily maritime tour and charter vessels, on its balance sheet after accumulated depreciation. As of December 31, 2022 the Property and Equipment, Net value on the company's balance sheet is $4,016,382. The company regularly receives valuation estimates on the market value of its maritime vessels for insurance purposes. The company believes the market value of these Fixed Assets as of December 31, 2022 is between $5MM and $5.2MM.

Leases

The Company adopted FASB Accounting Standards Update ("ASU") No. 2016-02, Leases ("Topic 842"), using the modified retrospective adoption method with an effective date of January 1, 2019. This standard requires all lessees to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments.

Under Topic 842, the Company applied a dual approach to all leases whereby the Company is a lessee and classifies leases as either finance or operating leases based on the principle of whether the lease is effectively a financed purchase by the Company. Lease classification is evaluated at the inception of the lease agreement.

Paycheck Protection Program

U.S. GAAP does not contain authoritative accounting standards for forgivable loans provided by governmental entities to a for-profit entity. Absent authoritative accounting standards, interpretative guidance issued and commonly applied by financial statement preparers allows for the selection of accounting policies amongst acceptable alternatives. Based on the facts and circumstances, the Company determined it most appropriate to account for the Paycheck Protection Program ("PPP") loan proceeds as an in-substance government grant by analogy to International Accounting Standards 20 "(IAS 20)", Accounting for Government Grants and Disclosure of Government Assistance. Under the provisions of IAS 20, "a forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan." IAS 20 does not define "reasonable assurance"; however, based on certain interpretations, it is analogous to "probable" as defined in FASB ASC Subtopic 450-20-20 under U.S. GAAP, which is the definition the Company has applied to its expectations of PPP loan forgiveness. Under IAS 20, government grants are recognized in earnings on a systematic basis over the periods in which the Company recognizes costs for which the grant is intended to compensate (i.e., qualified expenses). Further, IAS 20 permits for the recognition in earnings either (1) separately under a general heading such as other income, or (2) as a reduction of the related expenses. The Company has elected to recognize government grant income separately within other income to present a clearer distinction in its financial statements between its operating income and the amount of net income resulting from the PPP loan and forgiveness.

Income Taxes

In accordance with U.S. GAAP, the Company follows the guidance in FASB ASC Topic 740, Accounting for Uncertainty in Income Taxes. On December 31, 2022, the Company does not believe it has any uncertain tax positions that would require either recognition or disclosure in the accompanying financial statements.

For the fiscal year ended December 31, 2022, the company has filed for an extension to file its federal, state and territory annual tax returns. The company currently believes it will not have tax liability. As such, there is no provision for income taxes. If applicable, the Company would recognize interest and penalties associated with tax matters as part of operating expenses and include accrued interest and penalties with the related tax liability in its financial statements.

For the fiscal years ended December 31, 2021, the legal entities of the company's operating units required loss and credits from each company to be passed through to the shareholders and reported on the shareholders' income tax returns.

Recent Accounting Pronouncements

All other newly issued accounting pronouncements not yet effective have been deemed either immaterial or not applicable.

Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Under standards established by the Public Company Accounting Oversight Board, or PCAOB, a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. The PCAOB defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented, or detected and corrected, on a timely basis.

During the preparation of the company's financial statements for the fiscal years ending December 31, 2022, 2021, and 2020, the company nor its auditors identified any material weaknesses in the company's internal controls over financial reporting.

JOBS Act

The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to avail ourselves of the extended transition period for complying with new or revised financial accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of our first fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the date on which we are deemed to be a "large accelerated filer" under the rules of the SEC with at least $700.0 million of outstanding equity securities held by non-affiliates; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years; or (iv) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering.

Quantitative and Qualitative Disclosures About Market Risk

As a smaller reporting company, we are not required to provide disclosure regarding quantitative and qualitative market risk.

Subsequent Events

STDC Holdings has performed an evaluation of subsequent events through June 2, 2023, which is the date these consolidated financial statements were available for issuance. Subsequent to December 31, 2022, the following events occurred:

Acquisition of Paradise Adventures LLC

On January 25, 2023, AMDI Digital Corporation, a United States Virgin Islands corporation, acquired 100% of the issued and outstanding membership interests in Paradise Adventures, LLC for an initial acquisition price of approximately $3,195,000 which was funded through a cash payment of approximately $819,000, issuance of a note payable in the amount of $2,076,000 and the issuance of 300,000 shares of AMDI Digital Corporation common stock. The note matures 90-days from issuance date, or the effective date of the AMDI Digital Corporation Form S-1 filed with the Securities and Exchange Commission.

In January 2023, the Company entered into a loan agreement in the amount of $800,000 at an interest rate of 42% with the amount of $1,136,000 due in full in August 2023. The business loan was used for the cash payment portion of the acquisition of Paradise Adventures LLC.

In January 2023, the Company entered into a loan agreement in the amount of $1,200,000 at an interest rate of 45% due in full in November 2023. The amount of $500,000 was used for payment of the acquisition of Paradise Adventures, LLC. The remaining funds of the business loan was used for general operating costs of the business.

Acquisition of Paradise Group

In March 2023, the Paradise Group entered into a Purchase Agreement to sell 100% of the membership interest of the Company to AMDI in 2023. The closing date has been extended to the date of the IPO in order to utilize IPO funds as partial payment of the agreement.

Navy Pier Lease

The previous lease period for the Navy Pier Lease was for a five-year term, beginning on January 1, 2018 and ending on December 31, 2022. On May 1, 2023, the lease was extended for an additional five-year period, ending on December 31, 2027.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

(Issuer) By: Amphitrite Digital Incorporated
(Signature): \\Scott A. Stawski\\
(Title): Chairman, Board of Directors